                                                                      EXHIBIT 12


                                 ALKERMES, INC.
                             COMPUTATION OF RATIO OF
                     EARNINGS TO FIXED CHARGES AND PREFERRED
                                 STOCK DIVIDENDS
                                 (IN THOUSANDS)



                                                                                                                        Nine Months
                                                                               Year Ended March 31,                        Ended
                                                      -------------------------------------------------------------     December 31,
                                                         1993         1994          1995         1996          1997         1997
                                                         ----         ----          ----         ----          ----         ----
Fixed charges and preferred stock dividends:
Interest expense                                          $119         $334          $608        $1,044       $1,381       $1,242
Estimated interest portion of rent expense*                342          702           777           732        1,003          806
Preferred stock dividends                                   --           --            --            --           --           --
                                                      --------     --------      --------      --------     --------      -------
Total fixed charges and preferred stock dividends         $461       $1,036        $1,385        $1,776       $2,384       $2,048
                                                      ========     ========      ========      ========     ========      =======

Net loss                                              ($40,147)    ($17,275)     ($11,904)     ($13,747)    ($18,798)     ($7,996)
Add:  fixed charges and preferred stock dividends          461        1,036         1,385         1,776        2,384        2,048
                                                      --------     --------      --------      --------     --------      -------

Deficiency of earnings to cover fixed charges
and preferred stock dividends                         ($39,686)    ($16,239)     ($10,519)     ($11,971)    ($16,414)     ($5,948)
                                                      ========     ========      ========      ========     ========      =======
Ratio of earnings to fixed charges and preferred
stock dividends(1)                                          --           --            --            --           --           --

* This amount is the portion of rental expense under operating leases which management of the Company believes to approximate the interest factor (approximately one-third of rental expenses).

(1) For the fiscal years ended March 31, 1993, 1994, 1995, 1996 and 1997 and for the nine months ended December 31, 1997, earnings were insufficient to cover fixed charges. There were no preferred stock dividends declared or paid by the Company during any of the fiscal years in the five year period ended March 31, 1997 nor for the nine months ended December 31, 1997. For these reasons, no ratios are provided.